SEC FILE NUMBER 001-32371
CUSIP NUMBER P8696W104
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sinovac Biotech Ltd.
Full Name of Registrant

Former Name if Applicable

No. 39 Shangdi Xi Rd
Address of Principal Executive Office (Street and Number)

Haidian District, Beijing 100085, People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sinovac Biotech Ltd. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) by the prescribed due date due to the resignation on April 15, 2025 of Grant Thornton Zhitong Certified Public Accountants (“Grant Thornton”) as the Company’s independent registered public accounting firm and Grant Thornton’s statement that its opinions on the Company’s previously issued audited consolidated financial statements and effectiveness of internal control over financial reporting as of and for the periods ended December 31, 2023, 2022 and 2021 should no longer be relied upon, as disclosed in more detail in the Company’s Form 6-K furnished to the SEC on April 21, 2025. The Company’s audit committee has commenced a process to evaluate and engage a new independent registered public accounting firm, and the Company intends to file the 2024 Annual Report as soon as the requisite audited consolidated financial statements are available.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sven H. Borho	(212)	739-6400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 15, 2025, Grant Thornton resigned as the Company’s independent registered public accounting firm and notified the Company that its opinions on the Company’s previously issued audited consolidated financial statements and effectiveness of internal control over financial reporting as of and for the periods ended December 31, 2023, 2022 and 2021 should no longer be relied upon. As a result, the Company is unable to determine definitively the significance of any change in the results of operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The Company’s audit committee has commenced a process to evaluate and engage a new independent registered public accounting firm, and the Company intends to report its 2024 financial results as soon audited consolidated financial statements are available.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any delays or impediments to evaluating or engaging a new independent registered public accounting firm or to preparing audited consolidated financial statements as of and for the periods ended December 31, 2024, 2023, 2022 and 2021, our ability to complete and file or furnish future periodic filings with the SEC on a timely basis, changes to our reported or anticipated financial results and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Sinovac Biotech Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2025	By:	/s/ Sven H. Borho
		Name:	Sven H. Borho
		Title:	Director & Chair of Audit Committee